ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated June 7, 2011

UBS AG $• Fixed to Floating Rate Notes

Linked to the Consumer Price Index due on or about June 29, 2021

Market Strategies to Complement Traditional Fixed Income Investments

Investment Description

Fixed to Floating Rate Notes Linked to the Consumer Price Index (the “Notes”) are unsubordinated and unsecured obligations of UBS AG (“UBS” or the “Issuer”). The Notes offer the potential for returns linked to the CPI Year-Over-Year Change (as defined below). The Applicable Interest Rate for the first two Interest Periods (such periods ending on June 29, 2012, the “Fixed Interest Rate Period”) will be 4.00% per annum. The Applicable Interest Rate for each subsequent Interest Period will be equal to (i) the CPI Year-Over-Year Change for the relevant CPI Determination Date (which could be negative) plus (ii) 1.15% per annum (the “Spread”; the sum of the CPI Year-Over-Year Change and the Spread is referred to herein as the “Floating Interest Rate”), subject to a maximum interest rate of 7% per annum (the “Interest Rate Cap”) and a minimum interest rate of 0% per annum.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

You will not earn interest during any Interest Period after the Fixed Interest Rate Period unless, on the CPI Determination Date corresponding to such Interest Period, the Floating Interest Rate is positive; provided, however, that if the Floating Interest Rate is greater than the Interest Rate Cap, the Applicable Interest Rate will be equal to the Interest Rate Cap. Because the actual interest amount payable on your Notes on any Interest Payment Date occurring after the Fixed Interest Rate Period may be a relatively low amount or even zero in periods of mild inflation or periods of deflation, the return on your Notes over their term may be significantly less than the return on a comparable fixed rate debt instrument.

Features

❑

Initial One Year of Fixed Interest Followed By Exposure to the CPI Year-Over-Year Change: After the Fixed Interest Rate Period, the Notes provide you with the potential for returns linked to the CPI Year-Over-Year Change.

Key Dates

Trade Date
Settlement Date	June 29, 2011
Interest Payment Dates	Semi-annually, on the 29th day of each June and December, commencing December 29, 2011 during the term of the Notes (subject to adjustments as described herein)
Maturity Date	June 29, 2021
CUSIP:	90261JHE6
ISIN:	US90261JHE64
Issue Price:	Variable price reoffer

Note Offering

See “Additional Information about UBS and the Notes” on page 2. The Notes we are offering will have the terms set forth in the accompanying prospectus and this free writing prospectus. See “Risk Factors” beginning on page 12 of this free writing prospectus for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

UBS Securities LLC will agree to purchase the Notes from us at •% of the principal amount, resulting in aggregate proceeds to us of $•. UBS Securities LLC will agree to sell to one or more other securities dealers, and such other securities dealers will agree to purchase from UBS Securities LLC, all or a portion of the aggregate principal amount of the Notes at •% of the principal amount. Such other dealers propose to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Agents or dealers participating in the initial offering of the Notes to the public may only sell the Notes in such offering at a price that is greater than 97.50% but not more than 100.00% of the principal amount, resulting in an aggregate initial price to public of between $• and $•.

UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370. You may access these documents on the SEC website at www.sec.gov as follows:

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “Notes” refers to the Fixed to Floating Rate Notes Linked to the Consumer Price Index that are offered hereby. Also, references to the “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an investment with a return linked to the CPI Year-Over-Year Change and understand the complex factors that influence inflation.

♦

You believe that, after the Fixed Interest Rate Period, the CPI Year-Over-Year Change (which could be negative) plus the Spread during the period in which you will hold the Notes will result in an effective yield equal to that of a comparable fixed rate debt instrument.

♦	You are willing and able to hold the Notes to maturity and are aware that there may be little or no secondary market for the Notes.

♦

You are comfortable holding Notes with unpredictable interest payments, which could result in your receiving little or no interest on your Notes for some or all of the nine years remaining of the approximately ten-year term of the Notes following the Fixed Interest Rate Period.

♦

You are willing to accept the creditworthiness of UBS, as issuer of the Notes, for all payments under the Notes, and understand that if UBS were to default on its payment obligations, you may not receive any amounts under the Notes and could lose your entire investment.

The Notes may not be suitable for you if:

♦	You do not seek an investment linked to inflation and are not familiar with the complex factors that influence inflation.

♦

You believe that, after the Fixed Interest Rate Period, the CPI Year-Over-Year Change (which could be negative) plus the Spread will result in an effective yield that is below that of a comparable fixed-rate debt instrument.

♦

You are uncomfortable holding notes with unpredictable interest payments that may be negatively impacted by complex factors that influence inflation, and which could result in you receiving little or no interest for some or all of the nine years remaining of the approximately ten-year term of the Notes following the Fixed Interest Rate Period.

♦	You are unable or unwilling to hold the Notes to maturity.

♦	You seek an investment for which there will be an active secondary market.

♦	You are unable or unwilling to assume the credit risk associated with UBS, as issuer of the Notes, for any payment under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Risk Factors” beginning on page 12 of this free writing prospectus for risks related to an investment in the Notes.

What are the tax consequences of the Notes?

The tax treatment of your Notes depends upon whether or not it is reasonably expected that the return on the Notes during the first half of the Notes’ term will be significantly greater or less than the return on the Notes during the second half of the Notes’ term (“Front- or Back-Loaded”). We believe that the Notes are not Front-or Back-Loaded. This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your Notes. In the opinion of Sullivan & Cromwell LLP, assuming the Notes are not Front-Loaded or Back-Loaded, the Notes should be treated as variable rate debt instruments for U.S. federal income tax purposes. Under this characterization, you should include the interest payments on the Notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes. You will generally recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time and your adjusted basis in your Notes. Except to the extent of amounts attributable to accrued but unpaid interest which will be taxed as ordinary income, any gain or loss you recognize upon the sale or maturity of your Notes should be capital gain or loss and should be long-term capital gain or loss if you have held your Notes for more than one year.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, please see the discussion under “Certain United States Federal Income Tax Consequences” and consult your tax advisor.

Please see the accompanying prospectus for a discussion of certain Swiss tax considerations relating to the Notes.

Indicative Terms*

Issuer	UBS AG, Jersey Branch

Calculation Agent	UBS AG, London Branch

Aggregate Principal Amount	$•

Denomination	$1,000 principal amount per Note

Minimum Investment	$1,000 (1 Note). Purchases must be in integral multiples of $1,000.

Issue Price	Variable price reoffer

Expected Settlement Date	June 29, 2011

Maturity Date	June 29, 2021

Payment at Maturity	UBS will repay the full principal amount only if the Notes are held to maturity.¹ The total amount due and payable on the Notes on the Maturity Date will equal:

• the principal amount; plus

• unpaid interest accrued at the Applicable Interest Rate for the Interest Period ending on the Maturity Date.

Interest Payment Amount	The amount of interest to be paid on the Notes for an Interest Period is equal to the product of (a) the principal amount of the Notes, (b) the Applicable Interest Rate for that Interest Period and (c) 30/360.

Applicable Interest Rate	For each Interest Period occurring during the Fixed Interest Rate Period, the Applicable Interest Rate will be 4.00% per annum.

For each Interest Period occurring after the Fixed Interest Rate Period, if on the relevant CPI Determination Date the sum of (i) the CPI Year-Over-Year Change plus (ii) the Spread is greater than zero, the Applicable Interest Rate will equal:

CPI Year-Over-Year Change (which may be negative) + Spread (the “Floating Interest Rate”)

provided, however, that if on the relevant CPI Determination Date the Floating Interest Rate is greater than the Interest Rate Cap, the Applicable Interest Rate will equal the Interest Rate Cap.

For each Interest Period occurring after the Fixed Interest Rate Period, if on the relevant CPI Determination Date the sum of (i) the CPI Year-Over-Year Change plus (ii) the Spread is zero or negative, the Applicable Interest Rate will equal zero.

You will not earn interest during any Interest Period occurring after the Fixed Interest Rate Period unless, on the CPI Determination Date corresponding to such Interest Period, the sum of the applicable CPI Year-Over-Year Change plus the Spread is positive; provided, however, that if the Floating Interest Rate is greater than the Interest Rate Cap, the Applicable Interest Rate will be equal to the Interest Rate Cap. Because the actual interest payable on your Notes on any Interest Payment Date occurring after the Fixed Interest Rate Period may be zero or a relatively low amount in periods of low inflation or in periods of deflation, the aggregate return on your Notes over their term may be significantly less than the return on a comparable fixed-rate debt instrument.

Spread	1.15% per annum.

Interest Rate Cap	7.00% per annum

Interest Period	Semi-annually from (and including) an Interest Payment Date (or the Settlement Date, in the case of the first Interest Period) to (but excluding) the immediately succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period).

Fixed Interest Rate Period	The first two Interest Periods ending on June 29, 2012.

Interest Payment Dates	The 29th day of June and December, commencing on December 29, 2011, and ending on the Maturity Date, subject to adjustments as described in “General Terms of the Notes – Modified Following Unadjusted Business Day Convention.”

CPI Determination Date	For each Interest Period occurring after the Fixed Interest Rate Period, the day that corresponds to the Interest Payment Date for such Interest Period.

Record Dates	The fifth business day immediately prior to the relevant Interest Payment Date.

Daycount Basis	30/360

CPI (or Consumer Price Index)	The Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers published by the Index Sponsor on its internet website www.bls.gov/cpi/home.htm, and currently available, for references purposes only, on Bloomberg Screen CPURNSA (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purposes of displaying the level of such CPI). In the event the CPI is not calculated, announced, published or is succeeded by a successor index, the Calculation Agent shall determine the Applicable Interest Rate, as described below under “Consumer Price Index.” For additional information relating to the CPI generally, see “Consumer Price Index” below.

Index Sponsor	Bureau of Labor Statistics of the U.S. Department of Labor, or any successor index sponsor acceptable to the Calculation Agent.

CPI Year-Over-Year Change	For any semi-annual Interest Period occurring after the Fixed Interest Rate Period, the change in the CPI over the one-year period that ends three months prior to the related CPI Determination Date. For example, the CPI Year-Over-Year Change for a semi-annual Interest Period with an Interest Payment Date in June 2010 was 2.31%, which was the year-over-year change in the level of the CPI for March 2010 as compared to the level of the CPI for March 2009, and which was published in April 2010.

Listing	None

Defeasance	Neither full defeasance nor covenant defeasance will apply to the Notes.

For additional terms related to this offering, please see “General Terms of the Notes” beginning on page 15.

1	Repayment of principal by UBS is dependent on the ability of UBS to satisfy its obligations as they come due.
*	UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

Consumer Price Index

For purposes of the Notes, the CPI is the Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Index Sponsor. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Index Sponsor to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the CPI is the 1982-1984 average.

The Calculation Agent shall calculate the CPI Year-Over-Year Change using the following equation:

CPI Initial means, for each CPI Determination Date, the CPI level observed for the month that is 15 months prior to the start of the calendar month containing such CPI Determination Date (and which is reported the following month).

CPI Final means, for each CPI Determination Date, the CPI level observed for the month that is 3 months prior to the start of the calendar month containing such CPI Determination Date (and which is reported the following month).

Notwithstanding the fact that the published CPI to be used in any calculation of CPI Initial or CPI Final is subsequently revised by the Index Sponsor, the Calculation Agent shall determine the Applicable Interest Rate payable using the CPI published prior to any such revision; provided, however, that if such revision is made in order to correct a manifest error (as determined by the Calculation Agent in its sole and absolute discretion), the Calculation Agent shall use the CPI as so corrected.

In the event that the CPI is discontinued, changed or rebased, the Calculation Agent will take action to designate an alternative index as necessary. See “General Terms of the Notes — Discontinuance of or Adjustments to the CPI; Alteration of Method of Calculation” on page 15.

Summary

This free writing prospectus describes terms that will apply generally to the Notes. On the trade date, UBS AG will prepare a pricing supplement that will also include the specific pricing terms for this issuance. This free writing prospectus and the pricing supplement prepared on the trade date should be read in connection with the accompanying prospectus.

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, when we refer to the “Notes,” we mean the Fixed to Floating Rate Notes Linked to the Consumer Price Index that are offered hereby. Also, references to the “accompanying prospectus” mean the accompanying UBS prospectus, dated January 13, 2009. References to the “pricing supplement” mean the pricing supplement relating to your Notes to be prepared by UBS AG on the trade date.

Fixed to Floating Rate Notes Linked to the Consumer Price Index

The Fixed to Floating Rate Notes Linked to the Consumer Price Index (the “Notes”) are medium-term notes issued by UBS AG that pay interest semi-annually in arrears at a fixed rate of 4.00% per annum for the first two Interest Periods (such periods ending on June 29, 2012, the “Fixed Interest Rate Period”) and thereafter at a rate per annum linked to the CPI Year-Over-Year Change. UBS will repay the full principal amount only if the Notes are held to maturity, subject to the creditworthiness of UBS. The Notes are unsubordinated and unsecured obligations of UBS AG that rank equally with its other unsecured unsubordinated obligations.

Interest on the Notes after the Fixed Interest Rate Period, if any, will be based on the Applicable Interest Rate, as determined by the Calculation Agent. Interest will be payable semi-annually in arrears on the 29th day of June and December, commencing on December 29, 2011 (each such date, an “Interest Payment Date”), subject to adjustments as described in “General Terms of the Notes — Modified Following Unadjusted Business Day Convention.” Interest, if any, will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The initial Interest Period will begin on, and include, the Settlement Date and end on, but exclude, the 29th day of December 2011. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the immediately succeeding Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date or any earlier redemption date.

The CPI Determination Date for each Interest Period occurring after the Fixed Interest Rate Period will be the day corresponding to the Interest Payment Date for such Interest Period. There will be no CPI Determination Date for any Interest Period occurring during the Fixed Interest Rate Period.

You will not earn interest on your Notes with respect to any Interest Period occurring after the Fixed Interest Rate Period unless, on the CPI Determination Date corresponding to such Interest Period, the sum of (i) the applicable CPI Year-Over-Year Change (which may be negative) plus (ii) the Spread (the “Floating Interest Rate”) is positive; provided, however, that if on the relevant CPI Determination Date the Floating Interest Rate is greater than the Interest Rate Cap of 7.00% per annum, the Floating Interest Rate will be equal to the Interest Rate Cap. Accordingly, the actual interest payable on your Notes on any Interest Payment Date occurring after the Fixed Interest Rate Period may be zero and the return on your Notes over their term may be significantly less than the return on a comparable fixed rate debt instrument.

Whether interest is payable on any Interest Payment Date occurring after the Fixed Interest Rate Period will depend on the sum of the CPI Year-Over-Year Change and the Spread on the CPI Determination Date corresponding to the related Interest Period.

For each Interest Period occurring after the Fixed Interest Rate Period:

Step 1: Determine the CPI Year-Over-Year Change on each CPI Determination Date

The CPI Year-Over-Year Change, for any Interest Period occurring after the Fixed Interest Rate Period as determined on the corresponding CPI Determination Date, measures the year-over-year change in the Consumer Price Index for the twelve month period ending three months prior to such CPI Determination Date.

Step 2: Calculate the Applicable Interest Rate

For any Interest Period occurring after the Fixed Interest Rate Period, if the sum of (i) the applicable CPI Year-Over-Year Change plus (ii) the Spread is greater than zero, the Applicable Interest Rate will equal:

CPI Year-Over-Year Change (which may be negative) + Spread

provided, however, that if on the relevant CPI Determination Date the sum of the applicable CPI Year-Over-Year Change plus the Spread is greater than the Interest Rate Cap of 7.00% per annum, the Applicable Interest Rate will equal the Interest Rate Cap.

For any Interest Period occurring after the Fixed Interest Rate Period, if, on the relevant CPI Determination Date, the sum of (i) the CPI Year-Over-Year Change plus (ii) the Spread is zero or negative, the Applicable Interest Rate will equal 0.00%.

Step 3: Calculate the amount of interest to be paid on the Notes for the Interest Period

The amount of interest to be paid on the Notes for any Interest Period occurring after the Fixed Interest Rate Period is equal to the product of (a) the principal amount of the Notes, (b) the Applicable Interest Rate for that Interest Period and (c) 30/360.

Can you sell the Notes back to us?

Although we are not obligated to do so, our current practice is to quote you a price to purchase your Notes upon request. However, any purchase price we quote you prior to redemption at maturity will take into consideration then-current market conditions and expectations of future payments on the Notes, among other things, and, as a result, the purchase price at which we would repurchase your Notes prior to maturity may be significantly less than the principal amount of the Notes. You should therefore be prepared to hold the Notes to maturity.

The Notes Are Part of a Series.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” which we may issue from time to time under our indenture, which is described in the accompanying prospectus. This free writing prospectus summarizes general financial and other terms that apply to the Notes. Terms that apply generally to all Medium Term Notes, Series A are described in “Description of Debt Securities We May Offer” in the accompanying prospectus. The terms described here (i.e., in this free writing prospectus) supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Hypothetical examples of how the Applicable Interest Rate is calculated for Interest Periods occurring after the Fixed Interest Rate Period

The Applicable Interest Rate for each Interest Period occurring during the Fixed Interest Rate Period is 4.00% per annum.

For any Interest Period occurring after the Fixed Interest Rate Period, if the sum of (i) the CPI Year-Over-Year Change (which may be negative) plus (ii) the Spread (the “Floating Interest Rate”) is greater than zero, the Applicable Interest Rate will equal the Floating Interest Rate; provided, however, that if the Floating Interest Rate is greater than the Interest Rate Cap, the Applicable Interest Rate will equal the Interest Rate Cap. In no event, however, will the minimum Applicable Interest Rate for any such Interest Period be less than 0.00%. The examples below are based on hypothetical CPI Year-Over-Year Changes and a hypothetical Spread of 1.15% per annum and are provided for purposes of illustration only. The actual Applicable Interest Rate for any Interest Period occurring after the Fixed Interest Rate Period will depend on the actual CPI Year-Over-Year Change, which will be determined on the CPI Determination Date corresponding to such Interest Period. The results in the table below are based solely on the hypothetical examples cited; the hypothetical CPI Year-Over-Year Changes values have been chosen arbitrarily for the purpose of these examples, are not associated with any research forecasts for the CPI and should not be taken as indicative of the future performance of the CPI. Numbers in the table have been rounded for ease of analysis.

The below table illustrates how changes in the CPI Year-Over-Year Change would affect the Applicable Interest Rate and, consequently, the amount of interest payable on an Interest Payment Date occurring after the Fixed Interest Rate Period. While the table reflects the amount of interest payable on a single Interest Payment Date, the same calculation will be made in determining the Applicable Interest Rate for each Interest Period occurring after the Fixed Interest Rate Period and the interest amount payable on the corresponding Interest Payment Date, based on the actual CPI Year-Over-Year Change determined on the CPI Determination Date.

CPI Year-Over-Year Change	Applicable Interest Rate per annum*	Interest amount payable on an Interest Payment Date**
6.00%	7.00%***	$35.00
3.00%	4.15%	$20.75
2.00%	3.15%	$15.75
1.00%	2.15%	$10.75
0.00%	1.15%	$5.75
-1.00%	0.15%	$0.75
-2.00%	0.00%	$0.00
-3.00%	0.00%	$0.00
-5.00%	0.00%	$0.00

*	Applicable Interest Rate = CPI Year-Over-Year Change + 1.15%

**	The interest amount payable on an Interest Payment Date occurring after the Fixed Interest Rate Period per $1,000 Note is equal to: $1,000 x Applicable Interest Rate, converted to a decimal equivalent, x (30/360)

***	Interest is capped at the Interest Rate Cap of 7.00% per annum.

Fluctuations in the CPI Year-Over-Year Change make the Applicable Interest Rate on the Notes for any Interest Period occurring after the Fixed Interest Rate Period difficult to predict and, as a result, your effective return on the Notes may be lower than anticipated or even be zero for one or more of those Interest Periods.

Historical Levels of the CPI

The following table shows, for illustrative purposes, for each month from April 2001 to April 2011, the historical levels of the CPI, as reported by the Index Sponsor, and the CPI Year-Over-Year Change, calculated based on such reported CPI.

Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the Notes will receive interest payments that will be affected by changes in the CPI and such changes may be significant. The level and direction of the CPI is a function of the changes in specified consumer prices over time and depends on a number of interrelated factors, including economic, financial and political events, over which neither UBS AG, UBS Securities LLC, UBS Financial Services Inc. nor any of their respective affiliates has any control.

You should consider the risk that for Interest Periods after the Fixed Interest Rate Period the Applicable Interest Rate calculation provisions applicable to the Notes are based upon the CPI. The CPI itself and the way the Index Sponsor calculates the CPI may change in the future or the CPI may no longer be published. There can be no assurance that the Index Sponsor will not change the method by which it calculates the CPI or that the CPI will continue to be published. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes, and therefore the secondary market for, and the market value of the Notes, may be significantly reduced.

Month	CPI	CPI Y-o-Y%
Apr 2001	176.900	3.27%
May 2001	177.700	3.62%
Jun 2001	178.000	3.25%
Jul 2001	177.500	2.72%
Aug 2001	177.500	2.72%
Sep 2001	178.300	2.65%
Oct 2001	177.700	2.13%
Nov 2001	177.400	1.90%
Dec 2001	176.700	1.55%
Jan 2002	177.100	1.14%
Feb 2002	177.800	1.14%
Mar 2002	178.800	1.48%
Apr 2002	179.800	1.64%
May 2002	179.800	1.18%
Jun 2002	179.900	1.07%
Jul 2002	180.100	1.46%
Aug 2002	180.700	1.80%
Sep 2002	181.000	1.51%
Oct 2002	181.300	2.03%
Nov 2002	181.300	2.20%
Dec 2002	180.900	2.38%
Jan 2003	181.700	2.60%
Feb 2003	183.100	2.98%
Mar 2003	184.200	3.02%
Apr-03	183.8	2.22%
May-03	183.5	2.06%
Jun-03	183.7	2.11%
Jul-03	183.9	2.11%
Aug-03	184.6	2.16%
Sep-03	185.2	2.32%
Oct-03	185	2.04%
Nov-03	184.5	1.77%
Dec-03	184.3	1.88%
Jan-04	185.2	1.93%
Feb-04	186.2	1.69%
Mar-04	187.4	1.74%
Apr-04	188	2.29%

Month	CPI	CPI Y-o-Y%
May-04	189.1	3.05%
Jun-04	189.7	3.27%
Jul-04	189.4	2.99%
Aug-04	189.5	2.65%
Sep-04	189.9	2.54%
Apr-05	194.6	3.51%
May-05	194.4	2.80%
Jun-05	194.5	2.53%
Jul-05	195.4	3.17%
Aug-05	196.4	3.64%
Sep-05	198.8	4.69%
Oct-05	199.2	4.35%
Nov-05	197.6	3.46%
Dec-05	196.8	3.42%
Jan-06	198.3	3.99%
Feb-06	198.7	3.60%
Mar-06	199.8	3.36%
Apr-06	201.5	3.55%
May-06	202.5	4.17%
Jun-06	202.9	4.32%
Jul-06	203.5	4.15%
Aug-06	203.9	3.82%
Sep-06	202.9	2.06%
Oct-06	201.8	1.31%
Nov-06	201.5	1.97%
Dec-06	201.8	2.54%
Jan-07	202.416	2.08%
Feb-07	203.499	2.42%
Mar-07	205.352	2.78%
Apr-07	206.686	2.57%
May-07	207.949	2.69%
Jun-07	208.352	2.69%
Jul-07	208.299	2.36%
Aug-07	207.917	1.97%
Sep-07	208.49	2.76%
Oct-07	208.936	3.54%
Nov-07	210.177	4.31%

Month	CPI	CPI Y-o-Y%
Dec-07	210.036	4.08%
Jan-08	211.08	4.28%
Feb-08	211.693	4.03%
Mar-08	213.528	3.98%
Apr-08	214.823	3.94%
May-08	216.632	4.18%
Jun-08	218.815	5.02%
Jul-08	219.964	5.60%
Aug-08	219.086	5.37%
Sep-08	218.783	4.94%
Apr-09	213.24	-0.74%
May-09	213.856	-1.28%
Jun-09	215.693	-1.43%
Jul-09	215.351	-2.10%
Aug-09	215.834	-1.48%
Sep-09	215.969	-1.29%
Oct-09	216.177	-0.18%
Nov-09	216.33	1.84%
Dec-09	215.949	2.72%
Jan-10	216.687	2.63%
Feb-10	216.741	2.14%
Mar-10	217.631	2.31%
Apr-10	218.009	2.24%
May-10	218.178	2.02%
Jun-10	217.965	1.05%
Jul-10	218.011	1.24%
Aug-10	218.312	1.15%
Sep-10	218.439	1.14%
Oct-10	218.711	1.17%
Nov-10	218.803	1.14%
Dec-10	219.179	1.50%
Jan-11	220.223	1.63%
Feb-11	221.309	2.11%
Mar-11	223.467	2.68%
Apr-11	224.906	3.16%

The following chart shows, for illustrative purposes, the CPI Year-Over-Year Change from April 2001 through April 2011. Fluctuations in the level of the CPI make the Notes’ effective Interest Rate difficult to predict and can result in effective Interest Rates to investors that are lower than anticipated. In addition, historical CPI Year-Over-Year Changes are not necessarily indicative of future CPI Year-Over-Year Changes, and fluctuations in inflation rates and inflation rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future.

Risk Factors

Your investment in the Notes will involve risks. The Notes are not secured debt. Unlike ordinary debt securities, the return on the Notes after the Fixed Interest Rate Period is linked to the CPI Year-Over-Year Change. This section describes some of the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this free writing prospectus and the accompanying prospectus, before investing in the Notes.

The Notes are intended to be held to maturity. UBS will repay the full principal amount of the Notes only if you hold the Notes to maturity. Changes in the value of the CPI could result in a substantial loss to you if you sell your Notes in any secondary market that may develop prior to maturity.

UBS will pay you at least the minimum payment of the full principal amount of your Notes only if you hold your Notes to maturity. If you choose to sell your Notes in the secondary market prior to maturity, the trading value of the Notes will be affected by factors that interrelate in complex ways, including the level and direction of inflation rates, the anticipated level and potential volatility of the CPI, the method of calculating the CPI, the time remaining to the maturity of the Notes, the creditworthiness of UBS AG and the availability of comparable instruments. In particular, to the extent that the sum of the CPI Year-Over-Year Change and the Spread is zero or negative or results in a percentage that would result in an effective rate lower than that of a comparable fixed-rate instrument, or the market perceives that the risk of this occurring increases, the trading price of the Notes may be adversely affected. You should be willing to hold your Notes to maturity. If you are able to sell your Notes in the secondary market prior to maturity, you may not receive the full principal amount of your Notes sold, and you may receive a dollar price less than 100% of the applicable principal amount of Notes sold.

The interest payments on the Notes paid by UBS for any Interest Periods occurring after the Fixed Interest Rate Period are uncertain and could be zero or relatively low amounts in periods of mild inflation.

The interest payable on the Notes by UBS for any Interest Periods occurring after the Fixed Interest Rate Period is uncertain, and movements in the CPI will affect whether and the extent to which you will receive interest on the Notes in any such Interest Period. For any Interest Period occurring after the Fixed Interest Rate Period, if the sum of the CPI Year-Over-Year Change and the Spread (the “Floating Interest Rate”) is greater than zero, the Applicable Interest Rate will equal the Floating Interest Rate; provided, however, if the Floating Interest Rate is greater than the Interest Rate Cap of 7.00% per annum, the Applicable Interest Rate will equal the Interest Rate Cap. However, there is also a risk that, on any CPI Determination Date, the sum of (i) the CPI Year-Over-Year Change plus (ii) the Spread may be zero or negative, in which event no interest will accrue for the corresponding Interest Period, or that the sum results in a percentage that will result in an effective yield that is below that of a comparable fixed-rate instrument. There are multiple factors that have and will continue to impact the CPI Year-Over-Year Change. If the Floating Interest Rate is zero or negative on any CPI Determination Date, no interest will accrue for or be payable with respect to the corresponding Interest Period and, as a result, your return on the Notes may be zero in any given Interest Period. If, on the other hand, the Floating Interest Rate is greater than the Interest Rate Cap on a CPI Determination Date, interest on the Notes will be capped at the Interest Rate Cap for the Interest Period. Fluctuations in the CPI may make the value of the Notes difficult to predict and more volatile than conventional fixed or floating interest rate debt securities and can result in effective returns to investors that are lower than anticipated.

Information about historical values may not be indicative of future values.

Included above in “Historical Levels of the CPI” is information about the historical levels of the CPI and the CPI Year-Over-Year Change. These historical levels have been furnished as a matter of information only, and you should not regard the information as indicative of the range of, or trends in, fluctuations in the CPI or the CPI Year-Over-Year Change that may occur in the future. There are multiple factors that have and will continue to impact the CPI Year-Over-Year Change and fluctuations in the CPI and the CPI Year-Over-Year Change may make the value of the Notes difficult to predict and more volatile than conventional fixed or floating interest rate debt securities and can result in effective returns to investors that are lower than anticipated. For this reason, the value of the Notes at any given time may not necessarily track the movements in the CPI.

The market value of the Notes may be influenced by unpredictable factors.

The existence, magnitude and longevity of the risks associated with the Notes depend on factors over which we do not have any control and that cannot readily be foreseen, including, but not limited to:

♦	the rate of inflation;

♦	supply and demand for the Notes, including inventory positions held by UBS Securities LLC or any other market maker;

♦	economic, financial, political, regulatory or judicial events that affect financial markets or the economy generally;

♦	interest rates in the market generally;

♦	the time remaining to maturity; and

♦	the creditworthiness and credit rating of UBS.

In addition, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. As a holder of the Notes, you will receive interest payments for any Interest Periods occurring after the Fixed Interest Rate Period that will be affected by changes in the CPI. Such changes may be significant and if the sum of the CPI Year-Over-Year Change and the Spread is zero or negative, no interest will accrue for the corresponding Interest Period. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

There may not be an active trading market in the Notes, and sales prior to maturity may result in losses.

You should be willing and able to hold your Notes to maturity. There may be little or no secondary market for the Notes. We do not intend to list the Notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, it may not provide significant liquidity or result in trading of Notes at prices advantageous to you. Sales in the secondary market may result in significant losses. UBS Securities LLC, UBS Financial Services Inc. and other affiliates of UBS currently intend to act as market makers for the Notes, but they are not required to do so. Even if UBS Securities LLC, UBS Financial Services Inc. , any of our other affiliates or any other market maker makes a market in the Notes, they may stop doing so at any time. We expect there will be little or no liquidity in the Notes. The prices we or our affiliates may offer for the Notes will be discounted to reflect costs and, among other things, changes of and volatility in interest rates in the market.

As a result, if you sell your Notes prior to maturity, you may have to do so at a discount from the issue price and you may suffer losses.

The inclusion of commissions and compensation in the original issue price of the Notes is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC, UBS Financial Services Inc. or their affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price is likely to include, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS AG or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

UBS AG’s or its affiliates’ investments in instruments relating to commodities futures may impair the value of the Notes.

We and our affiliates are active participants in futures contracts, commodities contracts and related swaps as sellers, buyers, dealers, proprietary traders and agents for our customers. As described under “Use of Proceeds and Hedging” on page 17, we or one or more of our affiliates may hedge our or their interest rate exposure from the Notes by entering into various transactions. We or our affiliates may adjust these hedges at any time. These activities may impair the value of the Notes. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Notes may decline.

Our business activities may create conflicts of interest.

Trading activities related to commodities agreements and other instruments that may affect the CPI may be entered into on behalf of UBS, its affiliates or customers other than for the account of the holders of the Notes or on their behalf. In addition, UBS and its affiliates expect to engage in trading activities related to the CPI that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests UBS and its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the CPI, could be adverse to the interests of the holders of the Notes.

There are potential conflicts of interest between you and the Calculation Agent.

UBS AG, London Branch, will serve as the initial Calculation Agent. UBS AG, London Branch, will, among other things, determine the Applicable Interest Rate after the Fixed Rate Interest Period and throughout the remaining term of the Notes. For a description of the Calculation Agent’s role, see “General Terms of the Notes—Role of Calculation Agent” on page 16 The Calculation Agent will exercise its judgment when performing its functions.

We and our affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the Notes, and may do so in the future. Any such research, opinions or recommendations could affect the market value of the Notes.

UBS and its affiliates publish research from time to time with respect to general movements in the CPI and other matters that may influence the value of the Notes, express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates may have published research or other opinions that call into question the investment view implicit in the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation regarding the merits of investing in the Notes and the CPI to which the Notes are linked.

No current research recommendation.

Neither UBS nor any of its subsidiaries or affiliates currently publishes research on, or assigns a research recommendation to, the Notes.

Credit of UBS

The Notes are unsubordinated and unsecured debt obligations of the issuer, UBS AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including interest and any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.

The Notes are not insured by the FDIC or any other governmental agency.

The Notes are not deposit liabilities of UBS, and neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency of the United States, Switzerland or any other jurisdiction.

General Terms of the Notes

The following is a summary of the general terms of the Notes. The information in this section is qualified in its entirety by the information set forth in the accompanying prospectus. In this section, references to “holders” mean you, as owner of the Notes registered in your name, on the books that we or the trustee maintain for this purpose, and not those holders who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through the Depository Trust Company or another depositary. As an owner of beneficial interests in the Notes, you should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

In addition to the terms described elsewhere in this free writing prospectus, the following general terms will apply to the Notes:

Denominations

Your minimum investment is one Note at the principal amount. The principal amount of each Note will be $1,000.

Maturity Date

The Maturity Date for the Notes is expected to be June 29, 2021, subject to adjustments as described under “— Modified Following Unadjusted Business Day Convention.”

Interest Payment Dates

Interest Payment Dates shall be the 29th day of June and December, commencing on December 29, 2011, and ending with the Maturity Date, subject to adjustments as described under “— Modified Following Unadjusted Business Day Convention.”

Regular Record Dates for Interest Payments

The regular record date relating to an interest payment on the Notes shall be the fifth business day prior to the Interest Payment Date. For the purpose of determining the holder at the close of business on a regular record date, the close of business will mean 5:00 P.M., New York City time, on that day.

Discontinuance of or Adjustments to the CPI; Alteration of Method of Calculation

If the Index Sponsor discontinues publication of the CPI and it or any other person or entity publishes a substitute index that the Calculation Agent determines is comparable to the CPI and approves as a successor index, then the Calculation Agent will determine the CPI Year-Over-Year Change and any amount payable on the Notes by reference to such successor index.

If the Calculation Agent determines that the publication of the CPI is discontinued or altered in a manner materially adverse to the interests of holders of the Notes, or there is no successor index on any date when the CPI Year-Over-Year Change is required to be determined, then the Calculation Agent, following consultation with UBS, shall calculate the Applicable Interest Rate on the basis of an appropriate alternative index, as necessary. Determinations of the Calculation Agent as to the identity of the alternative index or the method of calculating the Applicable Interest Rate based on such alternative index shall be final.

If the base reference period of the CPI is changed, but the Index Sponsor continues to publish statistics based on the base reference period as of the date of this Prospectus Supplement (the “Prior Basis CPI”), the Calculation Agent will continue to use the Prior Basis CPI. If the Prior Basis CPI is no longer published, the Calculation Agent shall use the CPI based on the new base reference period (the “New Basis CPI”), adjusting the New Basis CPI to make it equivalent to the Prior Basis CPI.

Redemption Price upon Optional Tax Redemption

We have the right to redeem the Notes in the circumstances described under “Description of Debt Securities We May Offer—Optional Tax Redemption” in the accompanying prospectus. If we exercise this right, the redemption price of the Notes will be determined by the Calculation Agent in a manner reasonably calculated to reflect the fair market value of your Notes.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a “business day” with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City and London generally are authorized or obligated by law, regulation or executive order to close.

Modified Following Unadjusted Business Day Convention

Any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date However, if an Interest Payment Date, other than the Interest Payment Date that falls on the Maturity Date or earlier redemption date, falls on a day that is not a business day and the next succeeding business day is in the next calendar month, the date of payment will be the business day immediately preceding the Interest Payment Date, with the same effect as if paid on the originally scheduled due date. If the Maturity Date or any earlier redemption date falls on a day that is not a business day, the payment of principal and interest otherwise due on such day will be paid on the next succeeding business day, and no interest on such payment shall accrue from the period from and after the Maturity Date or redemption date.

Role of Calculation Agent

UBS AG, London Branch, will serve as the initial Calculation Agent. We may change the Calculation Agent after the original issue date of the Notes without notice. The Calculation Agent will make all determinations regarding CPI Year-Over-Year Change, the amount of any Interest Payment to which you may be entitled, payments on the Notes due at maturity, business days, the Applicable Interest Rate and any other amounts payable in respect of your Notes. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

Booking Branch

The Notes will be booked through UBS AG, Jersey Branch.

Use of Proceeds and Hedging

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In connection with the sale of the Notes, we or our affiliates may enter into hedging transactions involving the execution of commodities futures, swap and option transactions, purchases and sales of securities linked to components of the CPI and listed or over-the-counter options on the CPI or the execution of other derivative transactions with returns linked to or related to changes in the CPI both before and after the Issue Date of the Notes. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time and payment on the Notes at maturity. See “Risk Factors” beginning on page 12 for a discussion of these adverse effects.

Certain ERISA Considerations

UBS, UBS Securities LLC, UBS Financial Services Inc. and other of its affiliates may each be considered a “party in interest” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or a “disqualified person” (within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”)) with respect to an employee benefit plan that is subject to ERISA and/or an individual retirement account, Keogh plan or other plan or account that is subject to Section 4975 of the Code (“Plan”). The purchase of the Notes by a Plan with respect to which UBS Securities LLC, UBS Financial Services Inc. or any of UBS’s affiliates acts as a fiduciary, as defined in Section 3(21) of ERISA and/or Section 4975 of the Code (“Fiduciary”), would constitute a prohibited transaction under ERISA or the Code unless acquired pursuant to and in accordance with an applicable exemption. The purchase of the Notes by a Plan with respect to which UBS Securities LLC, UBS Financial Services Inc. or any of UBS’s affiliates does not act as a Fiduciary but for which any of the above entities does provide services could also be prohibited, but one or more exemptions may be applicable. Any person proposing to acquire any Notes on behalf of a Plan should consult with counsel regarding the applicability of the prohibited transaction rules and the applicable exemptions thereto. The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are PTCE 84-14 (for transactions determined by independent qualified professional asset managers), 90-1 (for insurance company pooled separate accounts), 91-38 (for bank collective investment funds), 95-60 (for insurance company general accounts) and 96-23 (for transactions managed by in-house asset managers). Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code also provide an exemption for the purchase and sale of securities where neither UBS nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”).

Upon purchasing the Notes, any purchaser or holder will be deemed to have represented either that (1) it is not a Plan or a governmental, church or non-U.S. plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Laws”) and is not purchasing Notes on behalf of or with the assets of any Plan or plan subject to Similar Laws or (2) the acquisition, holding and, to the extent relevant, disposition of the Notes shall not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any provision of Similar Law.

Purchasers of the Notes have exclusive responsibility for ensuring that their purchase and holding of the Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Notes to a Plan or plan subject to Similar Laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such plans generally or any particular plan, or that such investment is appropriate for such plans generally or any particular plan.

The discussion above supplements the discussion under “ERISA Considerations” in the accompanying prospectus.

Certain United States Federal Income Tax Consequences

You should carefully consider, among other things, the matters set forth under “U.S. Tax Considerations” in the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This discussion assumes that the description of the Notes in this free writing prospectus is materially correct. This summary supplements the section “U.S. Tax Considerations” in the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

The tax treatment of your Notes depends upon whether or not it is reasonably expected that the return on the Notes during the first half of the Notes’ term will be significantly greater or less than the return on the Notes during the second half of the Notes’ term (“Front-Loaded or Back-Loaded”). We do not expect interest on the Notes to be Front-Loaded or Back-Loaded and we intend to report payments on the Notes in accordance with such position. This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your Notes.

In the opinion of Sullivan & Cromwell LLP, assuming the Notes are not Front-Loaded or Back-Loaded, the Notes should be treated as variable rate debt instruments for U.S. federal income tax purposes. Except as noted below under “Alternative Treatment,” the rest of this discussion assumes that the Notes will be subject to these rules.

Under this characterization, you should include the interest payments on the Notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes. You will generally recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time and your adjusted basis in your Notes. See discussion under “U.S. Tax Considerations — Taxation of Debt Securities — Purchase, Sale and Retirement of the Debt Securities” in the accompanying prospectus for more information. Except to the extent of amounts attributable to accrued but unpaid interest which will be taxed as ordinary income, any gain or loss you recognize upon the sale or maturity of your Notes should be capital gain or loss and should be long-term capital gain or loss if you have held your Notes for more than one year.

If the principal amount of your Notes exceeds the amount you paid for your Notes by more than a de minimis amount, you will be subject to the rules governing market discount as described under “U.S. Tax Considerations — Taxation of Debt Securities — Market Discount” in the accompanying prospectus. If you purchase the Notes at an amount that exceeds the principal amount of your Notes, you will be subject to the rules governing premium as described under “U.S. Tax Considerations — Taxation of Debt Securities — Debt Securities Purchased at a Premium” in the accompanying prospectus. The rules regarding market discount and the purchase of debt securities at a premium are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

Alternative Treatment. If the Internal Revenue Service disagrees with our conclusion with respect to whether interest is expected to be Front-Loaded or Back-Loaded, the Internal Revenue Service could treat your Notes as debt instruments subject to the special tax rules governing contingent payment debt instruments. If these rules apply to your Notes, you may be required to accrue an amount of interest during certain periods that exceeds the stated interest on your note for such periods and any gain that you recognize upon the sale of the Notes would generally be treated as ordinary income.

You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

Information with Respect to Foreign Financial Assets. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (which includes the Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its gross interest income and its net gains from the sale, redemption or maturity of the Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your gains in respect of your investment in the Notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. An investment in the Notes or a sale of the Notes should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the Notes or a sale of the Notes to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Backup Withholding and Information Reporting. Please see the discussion under “U.S. Tax Considerations” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.

Supplemental Plan of Distribution

UBS will agree to sell to UBS Securities LLC, and UBS Securities LLC will agree to purchase from UBS, the aggregate principal amount of the Notes specified on the front cover of the pricing supplement related to the Notes. UBS Securities LLC has agreed to purchase the notes from us at •% of the principal amount, resulting in aggregate proceeds to us of $•. UBS Securities LLC will agree to sell to one or more other securities dealers, and such securities dealers will agree to purchase from UBS Securities LLC, all or a portion of the aggregate principal amount of the notes at •% of the principal amount. Such other dealers propose to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Agents or dealers participating in the initial offering of the notes to the public may only sell the notes in such offering at a price that is greater than 97.50% but not more than 100.00% of the principal amount, resulting in an aggregate initial price to public of between $• and $•. In the future, we or our affiliates may repurchase and resell the offered Notes in market-making transactions.

As described in more detail under “Use of Proceeds and Hedging,” we or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes. UBS Securities LLC and/or its affiliates may earn additional income as a result of payments pursuant to these swap or related hedge transactions.

UBS may use this free writing prospectus and the accompanying prospectus in the initial sale of any Notes. In addition, UBS, UBS Securities LLC or any other affiliate of UBS may use this free writing prospectus and the accompanying prospectus in a market-making transaction for any Notes after their initial sale. In connection with this offering, UBS, UBS Securities LLC, any other affiliate of UBS or any other securities dealers may distribute this free writing prospectus and the accompanying prospectus electronically. Unless UBS or its agent informs the purchaser otherwise in the confirmation of sale, this free writing prospectus and the accompanying prospectus are being used in a market-making transaction.

You should rely only on the information incorporated by reference or provided in this free writing prospectus or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this free writing prospectus is accurate as of any date other than the date on the front of the document.

Conflicts of Interest — UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. UBS Securities LLC is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Before investing, you should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by calling toll-free 1-800-722-7370.